October 18, 2012

via EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AudioCodes Ltd.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 19, 2012
File No. 000-30070

Dear Mr. Spirgel:

We have set forth below the response of AudioCodes Ltd. (the “Company”) to the comments contained in your letter to Mr. Guy Avidan, Chief Financial Officer of the Company, dated September 12, 2012, with respect to the Company’s Annual Report on Form 20-F (the “2011 20-F”) for the fiscal year ended December 31, 2011. For your convenience, we have repeated the Staff’s comments below in italics before each of our responses.

Item 5. Operating And Financial Review And Prospects, page 60

Results of Operations, page 67

1.	Please expand your comparative analysis to more thoroughly discuss the reasons underlying quantitative changes in revenues from period to period. For example, you disclose that revenues in fiscal 2011 increased due to demand for networking products and services. However, you do not indicate why demand for these products and services increased. You also do not discuss the significant decline in revenues from the technology business line. Where material, address shifts in revenues attributable to specific business lines and geographic regions. Please similarly expand your discussion of other operating measures. Refer to Item 5.A. of Form 20-F.

Response:

In response to the Staff’s comments, in our next Report on Form 20-F we will revise our disclosure with respect to operating measures discussed under “Results of Operations” to more thoroughly discuss the reasons underlying quantitative changes from period to period. The proposed revised disclosure for 2011 is as follows, which would be updated with respect to factors relevant to 2012 in our next Report on Form 20-F:

Larry Spirgel
Securities and Exchange Commission

October 18, 2012

“Revenues. Revenues increased 3.9% to $155.8 million in 2011 from $150.0 million in 2010. The increase in revenues was primarily due to the increased demand for networking products and services. The demand for networking products and services increased primarily due to the penetration of VoIP services in the enterprise market, including for unified communication solutions and contact centers. The increase in networking revenues was offset, in part, by a decline in revenues from technology products primarily due to a shift in emphasis in the VoIP industry from the use of technology products to installation of diverse integrated comprehensive solutions.

Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $91.7 million in 2011 from $83.9 million in 2010. Gross profit as a percentage of revenues increased to 58.8% in 2011 from 55.9% in 2010. The increase in our gross profit percentage was primarily attributable to an increase in our revenues from the sale of networking services, which have a significantly higher average gross margin than revenues from the sale of products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses were $32.2 million in 2011 and $30.2 million in 2010. As a percentage of revenues, these expenses were 20.6% in 2011 and 20.1% in 2010. Research and development expenses increased primarily because grants from the OCS, which reduce these expenses, decreased by $1.4 million in 2011 compared to 2010 due to a reduction of our approved budget by the OCS. In addition, stock-based compensation expense included in these expenses increased to $526,000 in 2011 from $354,000 in 2010 predominantly due to additional stock options granted to research and development personnel. We expect that research and development expenses will be about the same in 2012 as in 2011 on an absolute dollar basis.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 23.4% in 2011 to $43.2 million from $35.0 million in 2010. As a percentage of revenues, these expenses increased to 27.8% in 2011 from 23.3% in 2010. These expenses increased on an absolute basis and as a percentage of revenues primarily due to an increase in selling and marketing personnel and associated expenses as a result of an increase in our sales force and support personnel in an attempt to increase our market share in the areas in which we sell our products and services. We expect that selling and marketing expenses will be about the same in 2012 as in 2011 on an absolute dollar basis.

Larry Spirgel
Securities and Exchange Commission

October 18, 2012

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 9.4% to $9.0 million in 2011 from $8.3 million in 2010. As a percentage of revenues, general and administrative expenses increased to 5.8% in 2011 from 5.5% in 2010. The increase in general and administrative expenses, both on an absolute and a percentage basis, was due primarily to an increase in general and administrative personnel and associated expenses and due to an increase in the allowance for doubtful accounts. Our doubtful accounts increased primarily due to a customer that did not make payment to us. We expect that general and administrative expenses will be about the same in 2012 as in 2011 on an absolute dollar basis.”

D. Trend Information, page 76

2.	Please enhance your MD&A to discuss the likely impact of all material known trends, demands, commitments, events or uncertainties which are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that revenues attributable to the legacy technology business line decreased materiality during fiscal 2011. We further note statements made during earnings calls that management expected low revenues from sales attributable to the technology line to continue and expected a shift in revenue mix during fiscal 2012 in favor of the core networking line. However, you do not provide a thorough discussion of how you believe this known trend will impact your revenues or income in future periods. Refer to Item 5.D. of Form 20-F.

Response:

In response to the Staff’s comments, in our next Report on Form 20-F we will revise our disclosure with respect to Trend Information to provide a more thorough discussion of how we believe known trends will impact our revenues or income in future periods. The proposed revised disclosure for 2011 is as follows, which would be updated with respect to factors relevant to 2012 in our next Report on Form 20-F:

Larry Spirgel
Securities and Exchange Commission

October 18, 2012

“TREND INFORMATION

The accelerated demand for VoIP technology has impacted our business during the last few years. Over the past few years, the shift from traditional circuit-switched networks to next generation packet-switched networks has continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoIP technology to deliver voice and data services that were previously unavailable. In addition, the growth in broadband access and related technologies has driven the emergence of alternative service providers. This in turn stimulates competition with incumbent providers, encouraging them to adopt voice over packet technologies.

While the growth in demand for VoIP services helped create demand for our products and services, there is an ongoing transition in network architectures that could adversely affect the demand for our products. The growth of services over Internet Protocol (IP) and data usage services over legacy voice using TDM is driving the transition in network architecture. The demand for our media gateway products is based on the need to interconnect VoIP networks with traditional non-packet based networks. The demand for our Enterprise Session Border Control (ESBC) products is based on the need to interconnect LAN and WAN voice over packet networks with each other. The migration from traditional TDM networks to pure IP networks is gradually increasing. This could positively affect the demand for our ESBC products, but negatively affect the demand for our media gateway products.

We are experiencing decreasing demand for our technology products from customers who previously manufactured network equipment products based on our enabling technology. These customers are migrating from AudioCodes’ enabling technology products to diverse integrated comprehensive solutions and, as a result, the demand for our technology products is being adversely affected.

We continue to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our products very close to the time, if not simultaneously with the time, they plan to sell their products. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines. We are still experiencing low visibility into customer demand for our products which restricts our ability to predict our level of sales.”

Larry Spirgel
Securities and Exchange Commission

October 18, 2012

F. Tabular Disclosure Of Contractual Obligations, page 77

3.	Please include the interest payments you expect to make to service debt obligations in the table. In your response, explain why expected payments to the Office of the Chief Scientist amount to $24.1 million. The disclosure under Research and Development on page 75 indicates that you had obtained grants from the OCS aggregating $12.0 million as of December 31, 2011 and are obligated to pay royalties up to 100% of the grants received.

Response:

Please be advised that the interest payments we expect to make to service debt obligations are already included in the numbers presented in the table.

The expected payments to the OCS in the table in the amount of $24.1 million reflect the total amount, including interest, expected to be paid both by AudioCodes Ltd. and its subsidiaries. The disclosure under “Research and Development” refers to OCS grants received only by AudioCodes Ltd. and excludes amounts granted by the OCS to these subsidiaries because most of the OCS grants to these subsidiaries were made prior to their acquisition by AudioCodes. Through December 31, 2011, AudioCodes and its subsidiaries obtained OCS grants amounting to an aggregate of $19.3 million for research and development projects, of which $12.0 million was received by AudioCodes Ltd. and $7.3 million was received by its subsidiaries. We will revise the disclosure under “Research and Development” in our next filing to refer to OCS grants received by AudioCodes and its subsidiaries.

Item 19. Exhibits, page 129

4.	It appears that you filed as Exhibit 4.24 a summary of your September 27, 2011 loan agreement with Bank Benleumi, First International Bank of Israel Ltd rather than your September 27, 2011 loan agreement with Bank Leumi Israel Ltd. In your next report, please file as an exhibit your September 27, 2011 loan agreement with Bank Leumi Israel Ltd. Furthermore, in future filings, please file as exhibits English translations of your material agreements rather than English summaries. Refer to Rule 12b-12(d) of the Securities Exchange Act of 1934. In particular, refer to Rule 12b-12(d)(2), which lists the documents that must be submitted as English translations and not as English summaries.

Response:

Due to a technical mistake, the summary of the loan agreement with the First International Bank of Israel was filed twice instead of filing one copy each of that loan agreement and the loan agreement with Bank Leumi Israel Ltd. We will file the loan agreement with Bank Leumi Israel Ltd. in our next filing. Furthermore, in future filings, we will provide full translations of our material agreements in accordance with Rule 12b-12(d)(2) of the Securities Exchange Act of 1934.

Larry Spirgel
Securities and Exchange Commission

October 18, 2012

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 011-972-3-976-4052 or Neil Gold of Fulbright & Jaworski L.L.P. at (212) 318-3022. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ GUY AVIDAN

Guy Avidan
Vice President of Finance and
Chief Financial Officer

cc:	Michael Henderson, Securities and Exchange Commission
Terry French, Securities and Exchange Commission
Jonathan Groff, Securities and Exchange Commission
Kathleen Krebs, Securities and Exchange Commission.
Liz Cohen Yerushalmi, Adv., AudioCodes Ltd.
Neil Gold, Esq., Fulbright & Jaworski L.L.P.